Filed by Cohen Circle Acquisition Corp. I

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Cohen Circle Acquisition Corp. I, Kyivstar Group Ltd.

Commission File No.: 001-42369

Date: March 21, 2025

VEON Discloses Selected Key Financial Metrics About Uklon

Kyiv and Dubai, 20 March 20, 2025 – VEON Ltd. (Nasdaq: VEON), a global digital operator, today provides additional selected financial information about Uklon group (“Uklon”) following its announcement on 19 March 2025 regarding the agreement signed between JSC Kyivstar (“Kyivstar”) and Uklon for Kyivstar to acquire 97% of the shares of Uklon, a leading Ukrainian ride-hailing and delivery platform.

Uklon Key Financial and Operational Metrics, FY 2024 (preliminary, unaudited)

Revenue (USD mln)	65
Revenue CAGR FY21 – FY24 (USD)	30%
Number of Rides in 2024	> 100,000,000
Number of Deliveries in 2024	> 3,000,000
Partner / drivers in Ukraine, EoP	> 100,000
Ukrainian cities covered by Uklon services, EoP	47

Source: Unaudited preliminary Uklon management data, covering all operations, unless otherwise specified

This announcement is made to inform relevant stakeholders in a uniform manner of further information about Uklon.

On 18 March 2025, VEON announced the signing of a business combination agreement with Cohen Circle Acquisition Corp. I (Nasdaq: CCIRU) that will result in the listing of Kyivstar on the Nasdaq Stock Market in the United States under the ticker symbol KYIV. The transaction is subject to the approval of Cohen Circle’s shareholders and other customary closing conditions and is expected to close in the third quarter of 2025.

On 20 March 2025, VEON disclosed its Fourth Quarter and Financial Year 2024 Trading Update.

About VEON

VEON is a digital operator that provides converged connectivity and digital services to nearly 160 million customers. Operating across six countries that are home to more than 7% of the world’s population, VEON is transforming lives through technology-driven services that empower individuals and drive economic growth. VEON is listed on NASDAQ. For more information visit: www.veon.com

About Kyivstar

Kyivstar is Ukraine's largest digital operator, serving more than 23 million mobile subscribers and over 1.1 million Home Internet fixed line customers as of December 2024. The company provides services across a wide range of mobile and fixed line technologies, including 4G, big data, cloud solutions, cybersecurity, digital TV, and more. Kyivstar has committed to invest USD 1 billion into the development of new telecom technologies in Ukraine over 2023-2027. Kyivstar has allocated over UAH 2 billion over the past two years to help Ukraine overcome wartime challenges, including providing support for the Armed Forces, clients and social projects. Kyivstar has been operating in Ukraine for 27 years and is recognized as a leading employer and a top contributor to socially important initiatives.

About Uklon

Uklon is the largest ride-hailing player in Ukraine. Uklon was founded in Kyiv 15 years ago as a tech start-up, successfully competing with global players with zero dollars of external financing. The company’s founders are industry veterans with 15+ years of experience in taxi automation. Uklon’s team includes more than 700 experts, including 250 software engineers who every day improve and maintain one of the largest consumer technology platforms in Ukraine. Uklon’s digital services include ride-hailing, delivery, and other synergic mobility services, as well as AdTech for businesses.

Notice to readers: financial information presented

The results and other financial information presented in this document are, unless otherwise stated, prepared in accordance accounting and financial reporting standards under Ukrainian generally accepted accounting principles and have not been externally reviewed and audited. The financial information included in this document is preliminary and is based on a number of assumptions that are subject to inherent uncertainties and subject to change. The financial information presented herein is based on internal management accounts, is the responsibility of management and is subject to financial closing procedures which have not yet been completed and has not been audited, reviewed or verified. Certain amounts and percentages that appear in this document have been subject to rounding adjustments. As a result, certain numerical figures shown as totals, including those in the tables, may not be an exact arithmetic aggregation of the figures that precede or follow them. Although we believe the information to be reasonable, actual results may vary from the information contained above and such variations could be material. As such, you should not place undue reliance on this information. This information may not be indicative of the actual results for the current period or any future period.

No Offer or Solicitation

This press release shall not constitute a solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the Business Combination. This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

THE DISSEMINATION, PUBLICATION OR DISTRIBUTION OF THIS COMMUNICATION IS PROHIBITED IN ANY JURISDICTION WHERE IT WOULD CONSTITUTE A VIOLATION OF THE RELEVANT APPLICABLE LAW.

Additional Information and Where to Find It

In connection with the Business Combination, the combined company will file a registration statement, of which a proxy statement/prospectus will form a part, with the SEC. The definitive proxy statement/prospectus and other relevant documents will be sent or given to Cohen Circle’s shareholders as of a record date to be established for voting at Cohen Circle’s shareholder meeting relating to the Business Combination. Cohen Circle and the combined company may also file other documents regarding the Business Combination with the SEC. This press release does not contain all of the information that should be considered concerning the Business Combination and is not intended to form the basis of any investment decision or any other decision in respect of the Business Combination. Cohen Circle’s shareholders and other interested persons are advised to read, when available, the registration statement of the combined company and the proxy statement/prospectus which will form a part thereof and any amendments thereto and all other relevant documents filed or that will be filed in connection with the Business Combination, as these materials will contain important information about Kyivstar, VEON, Cohen Circle, the combined company and the Business Combination. The registration statement of the combined company and the proxy statement/prospectus which will form a part thereof and other documents that are filed with the SEC, once available, may be obtained without charge at the SEC’s website at www.sec.gov or by directing a written request to: Cohen Circle Acquisition Corp. I, 2929 Arch Street, Suite 1703, Philadelphia, PA 19104.

Participants in the Solicitation

Cohen Circle, Kyivstar, certain shareholders of Cohen Circle, VEON and certain of Cohen Circle’s, Kyivstar’s and VEON’s respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitation of proxies from the shareholders of Cohen Circle with respect to the Business Combination. A list of the names of such persons and information regarding their interests in the Business Combination will be contained in the registration statement of the combined company and the proxy statement/prospectus which will form a part thereof, when available. Shareholders, potential investors and other interested persons should read the registration statement of the combined company and the proxy statement/prospectus which will form a part thereof carefully when they become available and before making any voting or investment decisions. Free copies of these documents may be obtained from the sources indicated above, when available.

Disclaimer

This release contains “forward-looking statements”, as the phrase is defined in Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. These forward-looking statements generally are identified by the words “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “future,” “intend,” “may,” “opportunity,” “plan,” “project,” “should,” “strategy,” “will,” “will be,” “will continue,” “will likely result,” “would” and similar expressions (including the negative versions of such words or expressions). All statements contained in this press release that do not relate to matters of historical fact should be considered forward-looking statements including, without limitation, statements relating to, among other things, the expected listing of Kyivstar on the Nasdaq Stock Market in the United States under the ticker symbol KYIV, the proposed acquisition of Uklon, the expected timing of closing the proposed acquisition of Uklon, the expected impact of the proposed acquisition for Uklon, Kyivstar and VEON and its subsidiaries, the expansion of Uklon’s capabilities beyond Ukraine and Uzbekistan, the expected financial performance of Uklon and VEON’s and its subsidiaries commercial strategies and M&A plans. These statements are based on management’s current expectations. These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause VEON’s, Kyivstar’s or Uklon’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements in this press release, including, but not limited to; the occurrence of any event, change or other circumstances that could give rise to the termination of the agreement(s) pursuant to which the proposed acquisition of Uklon is to be undertaken; the termination of the business combination agreement between VEON and Cohen Circle Acquisition Corp. I, the inability to close the business combination agreement, or close the business combination agreement on the timeframe currently contemplated; the termination of the acquisition agreement between Kyivstar and Uklon, the inability to close the Uklon acquisition, or close the Uklon acquisition on the timeframe currently contemplated; the withdrawal of the transaction approval by the Antimonopoly Committee of Ukraine; the outcome of any legal proceedings that may be instituted against Kyivstar, VEON or Uklon, any of their respective subsidiaries or others following or in connection with the proposed acquisition; changes to the proposed structure of the proposed acquisition that may be required or appropriate as a result of applicable laws or regulations; the risk that the proposed acquisition disrupts current plans and operations of VEON or Kyivstar as a result of the announcement and closing of the proposed acquisition; the inability to recognize the anticipated benefits of the proposed acquisition due to competition in digital mobility services, lower than expected growth in the sector or the inability of Uklon to retain its management and key employees; costs related to the acquisition; changes in applicable laws or regulations or required regulatory approvals; the escalation or de-escalation of war in Ukraine and other risks and relevant uncertainties. Forward-looking statements are inherently subject to risks and uncertainties, many of which VEON cannot predict with accuracy and some of which VEON might not even anticipate. The forward-looking statements contained in this release speak only as of the date of this release. VEON does not undertake to publicly update, except as required by U.S. federal securities laws, any forward-looking statement to reflect events or circumstances after such dates or to reflect the occurrence of unanticipated events.

Contact Information

VEON
Hande Asik
Group Director of Communication
pr@veon.com